Cert Amx

1-13222

AMERICAN STOCK EXCHANGE®
Equities Options ETFs

02000920

American Stock Exchange
86 Trinity Place
New York, NY 10006-1872
T 212 306 1000

January 18, 2002

Ms. Krista M. Hughes
Branch Chief
Filer Support 2
Office of Filing Information
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW.
Washington, D.C. 20549

RECD S.E.C.
JAN 18 2002
083

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

Dear Ms. Hughes:

This is to certify that on January 18, 2002, the American Stock Exchange, Inc. (the "Exchange") received from Stater Bros. Holdings, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A for the registration of the following securities:

450,000,000 10-3/4% Senior Notes Due 2006

We further certify that the above described security has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Sajjad H. Qamar
Senior Analyst
Listing Qualifications Department

cc: Herbert Scholl